Mail Stop 0408

      October 7, 2005


By U.S. Mail and Facsimile to (404) 806-3801

Vance R. Martin
President
The Money Tree Inc.
114 South Broad Street
Bainbridge, Georgia 39817

Re:	The Money Tree Inc.
	Amendment No. 4 to Registration Statement on Form S-1
      Filed September 21, 2005
	File No. 333-122531

	Amendment No. 4 to Registration Statement on Form S-1
      Filed September 21, 2005
	Form No. 333-122533

Dear Mr. Martin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Management`s Discussion and Analysis

Overview, page 18

1. We note your response to comment 6 of our letter dated August
18,
2005.  Please revise your reconciliation on page 21 to:

* disclose that non-cash items include refinancings;

* describe the underlying reasons why interest, fees, and insurance premiums represent non-cash items; and

* provide a footnote quantifying the amount of loans originated that represent the amount of additional cash paid to customers in conjunction with refinancings during each period presented.

Analysis of Allowance for Credit Losses, page 24

2. Please revise your discussion on page 25 to describe how you applied your charge-off policy as disclosed on page F-12 during your review in 2004. Address how the specific factors (e.g., 180 days past due, death of customer who did not elect to purchase credit insurance, etc.) resulted in the significant increase in gross charge-offs.

Audited Financial Statements

Note 2 - Summary of Significant Accounting Policies - Non-file
Insurance, page F-12

3. We note your disclosure on page 25 that you reviewed your loan portfolio for qualifying loans that were eligible for non-file insurance claims and charged off the accounts as required by your non-file insurance agreement. Please revise to describe the eligibility requirements of your non-file insurance agreement. Specifically address the relationship and timing between when you charge-off a loan to when a loan becomes eligible for filing a claim.

Note 3 - Finance Receivables and Allowance for Credit Losses, page
F-
16

4. Please revise your analysis of the allowance for credit losses to include gross charge-offs and recoveries related to your direct consumer loans for which you receive proceeds from non-file insurance.

*      *      *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Joyce Sweeney, Accounting Branch Chief at (202) 551-
3449
if you have questions regarding comments on the financial
statements
and related matters.  Please contact Gregory Dundas at (202) 551-
3436
or me at (202) 551-3698 with any other questions.

								Sincerely,



Mark Webb
Legal Branch Chief

cc:	Michael K. Rafter, Esq.
	Schiff Hardin LLP
	1230 Peachtree Street, 18th  Floor
	Atlanta, Georgia 30309

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Vance R. Martin
The Money Tree
October 7, 2005
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